Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Canetic Resources Trust announces solid third quarter operating and financial results

    CALGARY, Nov. 8 /CNW/ - (CNE.UN - TSX; CNE - NYSE) - Canetic Resources
Trust ("Canetic" or the "Trust") is pleased to announce its operating and financial results for the three and nine months ended September 30, 2007.
    "We have achieved solid financial and operating results for the fourth consecutive quarter despite the challenges posed by the current natural gas pricing environment, continued cost escalation, facility turnarounds and the rapid appreciation of the Canadian to U.S. dollar exchange rate. We credit our strong performance this quarter to our ability to successfully operate and sustain production within our significant asset base," said J. Paul Charron,
President and Chief Executive Officer of Canetic.
    "We are also very excited by our recently announced strategic combination with Penn West Energy Trust ("Penn West") as we believe this combination will strategically position our Trust and our unitholders for the future. The combination creates Canada's flagship energy trust and the premier independent light oil producer in Western Canada with initial production in excess of
200,000 barrels of oil equivalent ("boe") per day in 2008 and conventional proven plus probable reserves in excess of 800 million boe. The combined trust will have the size, financial strength and flexibility to be the dominant oil and natural gas trust in North America. Moving forward, we will continue to seek further growth opportunities, within the Western Canadian Sedimentary
Basin and outside Canada, to enhance our portfolio for long-term sustainability."

    <<
    Highlights

      -  Production volumes averaged 74,572 boe per day for the third quarter
         2007, compared to 74,475 boe per day for the third quarter 2006, and reflect the impact of planned and unplanned turnarounds and outages as well as normal production declines. On a year-to-date basis, production volumes have averaged 77,435 boe per day in 2007 compared to 72,431 boe per day in 2006. These volumes reflect the impact of production related to the 2006 Samson acquisition offset by minor property dispositions of approximately 1,000 boe per day in the second quarter 2007, outages, and natural production declines.

      -  During the third quarter 2007, Canetic generated cash flow from operating activities of $182.5 million, an increase of 32 percent compared with the same period of 2006. For the nine months ended
         September 30, 2007, cash flow from operating activities increased 18 percent to $574.0 million from $485.8 million during the comparable period of 2006.

      -  Third quarter 2007 capital expenditures for development activities totalled $88.0 million as compared to $104.4 million for the same period in 2006. A total of 64 gross (27.4 net) wells were drilled during the quarter with a success rate of 100 percent. On a year-to-date basis we have drilled a total of 188 gross (96.6 net)
         wells, incurring approximately $325.3 million on exploitation and development activities.

      -  On October 18, 2007, Canetic announced its agreement to acquire
         Titan Exploration Ltd. ("Titan") creating a dominant position in the emerging Lower Shaunavon play in Southwest Saskatchewan. Canetic will acquire production of approximately 1,800 boe per day, weighted
         63 percent to oil, and a Canetic estimated 7.3 million boe of proved plus probable reserves with a Reserve Life Index ("RLI") of approximately 11 years. Canetic will also acquire approximately
         73,000 net acres of undeveloped land including over 49,000 gross
         (23,700 net) acres in the Leitchville area overlaying the Lower
         Shaunavon trend.

      -  On October 31, 2007, Canetic and Penn West announced that they had entered into a combination agreement (the "Combination Agreement")
         that would provide for the strategic combination of Penn West and
         Canetic. The combined trust will be the largest conventional oil and natural gas trust in North America with an enterprise value of approximately $15 billion and initial production in
         excess of 200,000 boe per day. The combined asset portfolio will include interests in a significant number of Western Canada's highest quality conventional oil and natural gas pools and will also include a number of non-conventional growth opportunities including oil sands, coalbed methane, shale gas and enhanced oil recovery. At closing, this merger of assets and people will operate under the
         Penn West name and will be led by a management team and
         board of directors drawn from each of Canetic and Penn West.

         Under the terms of the Combination Agreement, Canetic unitholders will receive 0.515 of a Penn West unit for each Canetic unit on a tax-deferred basis for Canadian and U.S. tax purposes. Immediately prior to the closing of the combination, a one-time special distribution of $0.09 per unit will be paid to Canetic unitholders.
         The special distribution is intended to keep Canetic unitholders whole, in cash distributions, for a period of six months. Based on the closing price of Penn West units on the Toronto Stock Exchange
         ("TSX") on October 30, 2007 Canetic unitholders will receive a premium of 7.1 percent to the closing price of Canetic units on the
         TSX on October 30, 2007. On completion of the combination, Penn West unitholders will own approximately 67 percent and Canetic
         unitholders will own approximately 33 percent of the combined trust.
         Penn West units will continue to be listed on both the TSX and the
         New York Stock Exchange ("NYSE").

         The combination is subject to stock exchange, court and regulatory approval, and the approval of at least 66 2/3 percent of the votes cast by Canetic unitholders at a unitholder meeting to be held to approve the combination in mid January 2008 with closing to occur immediately thereafter. An Information Circular is expected to be mailed to unitholders of Canetic in early December 2007.

    A conference call will be held to discuss Canetic's third quarter operating and financial results on November 9, 2007, at 11:00am mountain time
(1:00pm eastern time). The call number for participants is (416)644-3434 or toll-free (800)814-4861.

    A replay of the conference call will be made available approximately one hour following the call and remain accessible until 11:59pm on November 16,
2007. The replay number is (416)640-1917 or toll-free (877)289-8525 and the passcode is 21252717 followed by the pound key.

    FINANCIAL AND OPERATING SUMMARY

                                As At And For The        As At And For The
                               Three Months Ended        Nine Months Ended
                                  September 30              September 30
    -------------------------------------------------------------------------
    ($millions except                           %                         %
     per unit amounts)       2007     2006  change     2007     2006  change
    -------------------------------------------------------------------------
    FINANCIAL
    Petroleum and
     natural gas sales      346.1    368.5     -6%  1,084.7  1,060.1      2%
    Funds flow(1) from
     operations             181.6    200.3     -9%    564.0    580.1     -3%
      Per unit - basic       0.80     0.95    -17%     2.48     2.91    -15%
      Per unit - diluted     0.79     0.93    -15%     2.48     2.85    -13%
    Net earnings (loss)      15.7    102.7    -85%   (293.0)   244.7   -220%
      Per unit - basic       0.07     0.49    -86%    (1.29)    1.23   -205%
      Per unit - diluted     0.07     0.48    -86%    (1.29)    1.21   -206%
    Cash distributions      130.0    144.9    -10%    397.5    417.0     -5%
    Distributions declared
     per unit                0.57     0.69    -17%     1.71     2.07    -17%
    -------------------------------------------------------------------------
    Capital expenditures
      Net development
       expenditures          88.0    104.4    -16%    325.3    257.2     26%
      Net capital
       expenditures         101.5  1,078.4    -91%    303.7  3,773.0    -92%
    Total assets          5,578.4  5,853.2     -5%  5,578.4  5,853.2     -5%
    Long-term debt        1,374.0  1,223.0     12%  1,374.0  1,223.0     12%
    Net debt(1)           1,404.2  1,254.4     12%  1,404.2  1,254.4     12%
    Unitholders' equity   2,887.7  3,662.5    -21%  2,887.7  3,662.5    -21%
    -------------------------------------------------------------------------
    Weighted average
     trust units
     outstanding (000s)   228,328  210,226      9%  227,389  199,640     14%
    Trust units
     outstanding at
     period end (000s)    230,108  224,530      2%  230,108  224,530      2%
    -------------------------------------------------------------------------
    OPERATING
    Production
      Natural gas
       (mmcf/d)             205.7    181.4     13%    212.2    174.5     22%
      Crude oil (bbl/d)    34,578   38,314    -10%   35,636   37,765     -6%
      Natural gas
       liquids (bbl/d)      5,711    5,925     -4%    6,426    5,577     15%
      Crude oil and
       NGLs (bbl/d)        40,289   44,239     -9%   42,062   43,342     -3%
      Barrels of oil
       equivalent
       (boe/d) (at)
       6 mcf:1 bbl         74,572   74,475      0%   77,435   72,431      7%
    -------------------------------------------------------------------------
    Average prices
      Natural gas ($/mcf)    5.33     6.21    -14%     6.91     7.04     -2%
      Natural gas ($/mcf)
       (including
       financial
       instruments)          6.64     7.23     -8%     7.51     7.72     -3%
      Crude oil ($/bbl)     68.38    67.27      2%    61.79    63.03     -2%
      Crude oil ($/bbl)
       (including
       financial
       instruments)         64.42    62.67      3%    59.88    58.63      2%
      Natural gas
       liquids ($/bbl)      50.60    50.60      0%    46.65    48.81     -4%
    -------------------------------------------------------------------------
    Total ($/boe)           50.45    53.78     -6%    51.31    53.61     -4%
    Total ($/boe)
     (including financial
     instruments)           52.22    53.91     -3%    52.09    52.96     -2%
    -------------------------------------------------------------------------
    Drilling activity
     (gross)
      Natural gas              33       55       -       84      150       -
      Oil                      31       34       -       92      101       -
      Other                     -        1       -        7        5       -
      Dry and abandoned         -        2       -        5        7       -
    -------------------------------------------------------------------------
    Total gross wells          64       92       -      188      263       -
    -------------------------------------------------------------------------
    Total net wells          27.4     43.2       -     96.6    125.6       -
    -------------------------------------------------------------------------
    Success rate (%)         100%      98%       -      97%      97%       -
    -------------------------------------------------------------------------
    (1) Please see Non-GAAP measures in this news release. See also the Non-
    GAAP measures section of Canetic Management's Discussion and Analysis
    ("MD&A") available at www.sedar.ca or www.sec.gov

    Note: All references are to Canadian dollars unless otherwise indicated.
          Natural gas volumes recorded in thousand cubic feet ("mcf") or million cubic feet ("mmcf") are converted to barrels of oil equivalent ("boe") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl"). BOEs may be misleading,
          particularly if used in isolation. A BOE conversion ratio of six (6) mcf: one (1) bbl is based on an energy equivalent
          conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.
    >>

    PRESIDENT'S MESSAGE

    We are pleased with the operational and production performance of our existing high quality asset base and continue to be encouraged by the strong results of our ongoing exploitation and development activities undertaken to date. The solid performance of our assets helped to partially mitigate the impact of both planned and unplanned third party facility turnarounds and outages experienced during the quarter. The combined impact of turnaround activity, facility outages, weather, and extended spring break-up related factors resulted in the loss of an estimated 1,100 boe per day of production over the quarter. Minor property dispositions in Northeast Alberta, effective
April 30, 2007, accounted for an additional loss of approximately 1,100 boe per day of production during the quarter.
    In addition to our continued focus on operations we have renewed our efforts on the acquisition front. On October 18, 2007, Canetic announced its agreement with Titan pursuant to which Canetic will acquire production of approximately 1,800 boe per day, weighted 63 percent to oil, and a Canetic estimated 7.3 million boe of proved plus probable reserves with an RLI of approximately 11 years. More importantly, Canetic will also acquire over
49,000 gross (23,700 net) acres of land, in the Leitchville area of Southwest
Saskatchewan, in close proximity to Canetic's existing 45,100 gross (41,200 net) acres, to create a dominant position in the emerging and strategically significant Lower Shaunavon trend. Current Titan production in Southwest
Saskatchewan exceeds 900 boe per day. In addition to the production and lands in Southwest Saskatchewan, Canetic will also acquire approximately 900 boe per day of production located in the northern regions of Alberta and British
Columbia. Approximately two-thirds of this production is located in the Peace
River Arch region in close proximity to Canetic's existing lands.
    On October 31, 2007, Canetic announced our agreement to complete a strategic combination with Penn West that will create Canada's flagship energy trust and the dominant independent light oil producer in Western Canada with production in excess of 200,000 boe per day in 2008 and conventional proven plus probable reserves in excess of 800 million boe. The combination will provide Canetic unitholders with exposure to a significantly enhanced portfolio of unconventional development opportunities including the multi-billion barrel (discovered heavy oil resources in place) Peace River Oil
Sands Project, a significant area for potential future growth now available to
Canetic unitholders. The combination also serves to provide significantly greater exposure to growth opportunities from coalbed methane, shale gas and enhanced recovery from some of Canada's largest legacy light oil pools. The increased size and financial strength of the combined trust will help to accelerate the future development of both its conventional and unconventional growth opportunities and will provide added flexibility in positioning for
2011 and beyond. The larger size of the combined trust is also expected to enhance liquidity on the Toronto and New York stock exchanges and increase its weighting in major indices, including the S&P/TSX 60 Index. Thus leading to greater attention and potentially better valuation from both equity and income investors. The increased liquidity and enhanced financial flexibility is expected to facilitate further expansion both within the Western Canadian
Sedimentary Basin and outside of Canada, further bolstering the competitiveness of the combined trust beyond 2011. The combined trust will initially boast tax pools in excess of $5.5 billion and safe harbour capacity for growth, under the Undue Expansion rules set out for income trusts, of approximately $8.7 billion on an equity basis in 2008, and approximately $15 billion on an equity basis in total. Going forward, we believe that unitholders of the combined trust will benefit from the strength and experience of the combined board of directors, management team and personnel.
    On the development front we have continued to focus a significant proportion of our 2007 capital program on the exploitation and development of our extensive inventory of high quality crude oil prospects, many of which were acquired as part of the StarPoint transaction completed early in 2006.
Year-to-date we have operated or participated in the drilling of 188 gross
(96.6 net) wells at a total exploitation and development cost of approximately
$325.3 million.
    Highlights of the third quarter 2007 development program include the successful drilling of our first operated multi-lateral horizontal Mannville coalbed methane well in the Corbett Creek area. Canetic holds a 100 percent working interest in this well which also served to validate a 21 section exploration license in the active Mannville coalbed methane play. We expect to complete the well and begin production in 2008.
    Other activity included the successful drilling and completion of two high rate oil wells in the strategically important Leitchville area of
Southwest Saskatchewan. Year-to-date, Canetic has actively participated at
Saskatchewan land sales amassing approximately 20,000 acres on the Lower
Shaunavon trend, at a cost of approximately $24 million. This targeted activity culminated in the highlighted announcement of our intention to acquire Titan to create a dominant position in the Southwest Saskatchewan trend, an area anticipated to provide significant growth and development opportunity for Canetic.
    We continue to see upward pressure on our cost base, primarily from increasing field service costs, specifically power and labour. As we continue to experience higher field costs through our asset base, considerable effort and focus is being given to improving operational efficiencies which are expected to help control operating costs on a unit-of-production basis, including the divestiture of assets which have a high cost base.
    Further challenges facing our industry include the continued and rapid appreciation of the Canadian dollar. The Canadian dollar continued to appreciate and moved above par with the U.S. dollar by the end of the third quarter of 2007. This will continue to impact our revenues as prices for both oil and natural gas are based on U.S. dollar benchmarks thus reducing overall margins we receive in Canadian dollars.
    Our commodity price risk management program is primarily designed to provide price protection on a portion of our future production in the event of adverse commodity price movements, while retaining some participation in favourable price movements. Canetic remains well hedged in light of continuing weakness in natural gas prices. Approximately 40 percent of natural gas production volumes are hedged to March 31, 2008 under costless collars with a floor price of approximately $7.00 per Gigajoule.
    In light of challenges posed by today's changing economic and political environments we believe the combination of Penn West and Canetic will create a platform able to deliver incremental value for our unitholders and having the financial strength to embark on strategic acquisitions and initiatives that will optimize the combined trust's diverse portfolio of oil and gas properties. We also believe it will help to attract new talent and access to opportunities which will further contribute to the foundation of world-class assets and expertise. We believe our current course positions the combined trust well to compete in today's environment and provide our unitholders with a sustainable source of income.

    FINANCIAL

    Revenue for the nine months ended September 30, 2007 totalled
$1,084.7 million, an increase of two percent from $1,060.1 million for the comparable period of 2006. Revenue for the third quarter 2007 totalled $346.1 million, a decrease of six percent compared to $368.5 million during the same period of 2006. The decrease in quarterly revenue year-over-year is largely attributable to declines in crude oil volumes, softer natural gas prices and the appreciation in the Canadian dollar relative to the U.S. dollar.
    Funds flow from operations totalled $564.0 million or $2.48 per diluted unit, down three percent from $580.1 million reported for the corresponding period in 2006. Funds flow from operations, during the third quarter totalled
$181.6 million or $0.79 per diluted unit, a decrease of nine percent from
$200.3 million or $0.93 per diluted unit in the same period of 2006 and a five percent decrease from $192.0 million or $0.84 per diluted unit during the second quarter of 2007.
    The net loss for the nine months ended September 30, 2007, totalled
$293.0 million or $1.29 per diluted unit as compared to net income of $244.7 million reported for the same period in 2006. Net income for the third quarter was $15.7 million or $0.07 per diluted unit, as compared to $102.7 million or
$0.48 per diluted unit in 2006. The net loss for the nine months ended
September 30, 2007, results from a one time charge to future tax expense associated with the enactment of Bill C-52 (Budget Implementation Act, 2007)
which incorporated the Specified Investment Flow-Through Rules (the "SIFT
Rules") which became law on June 22, 2007.
    The price of West Texas Intermediate ("WTI") crude averaged US$75.33
(Cdn$78.71) per bbl during the third quarter 2007, compared to US$70.55
(Cdn$79.10) per bbl for the same period in 2006. For the first nine months of
2007, WTI crude averaged US$66.26 (Cdn$73.22) per bbl compared to US$68.29
(Cdn$77.32) per bbl for the same period in 2006. Crude oil prices remain strong with global demand growth continuing to tighten the supply-demand situation as inventories decline. As the year has progressed there has been a continued call for OPEC production to increase as Non-OPEC supply growth has not been able to meet this increased demand. For the nine months ended
September 30, 2007, we received an average oil price of $61.79 per bbl as compared to $63.03 per bbl for the comparable period in 2006. Our differentials from the WTI crude oil prices fluctuate as premiums for our light sweet crude oil are offset by increases in the differentials on heavy crude oil.
    The AECO Monthly Index gas price averaged $5.61 per mcf in the third quarter of 2007, compared to $6.03 per mcf in the third quarter 2006.
Year-to-date, the AECO Monthly Index price has averaged $6.81 per mcf, compared to $7.19 per mcf for the same period in 2006. The AECO price continues to remain weak, consistent with 2006 levels. We believe that the primary factors influencing the AECO gas price are high inventory levels in
North America caused by robust drilling activity in the United States, growth in liquefied natural gas spot cargos redirected into North America from Europe due to weak gas prices there, and the lack of significant weather patterns to draw down gas storage. The Western Canadian Sedimentary Basin's ("WCSB")
activity levels are expected to remain weak until prices appreciate to a level where natural gas margins improve to begin to drive supply. Our average realized natural gas price was $6.91 per mcf for the nine months ended
September 30, 2007 as compared to $7.04 per mcf during the same period in
2006. Our average natural gas price for the quarter was $5.33 per mcf compared to $6.21 per mcf in the third quarter in 2006.
    During the third quarter of 2007, Canetic paid cash distributions of
$130.0 million or $0.57 per unit. For the nine months ended September 30, 2007 our cash distributions totalled $397.5 million.
    For 2007, we estimate that for Canadian taxpayers, 100 percent of cash distributions will be taxable and no portion of the distributions will be a tax-deferred return of capital. We estimate that for U.S. taxpayers, 100 percent of cash distributions paid during the year will be taxable as
"Qualified Dividends" and no portion of the distributions will be a tax-deferred return of capital. Actual taxable amounts may vary and is dependant upon the Trust's current and accumulated earnings and profits as determined under U.S. tax laws.

    REVIEW OF OPERATIONS

    Production

    For the nine months ended September 30, 2007, production volumes averaged
77,435 boe per day as compared to 72,431 boe per day for the same period in
2006. The seven percent increase in average production volumes for the nine months ended September 30, 2007 reflect the full impact of the Samson acquisition which closed on August 31, 2006. Production in 2007 has been impacted by planned and unplanned turnaround activity, weather related downtime in the second and third quarter and minor property dispositions. We continue to add new production volumes through our active drilling and optimization programs which focused in the Rocky, Central and Southern Alberta areas during the third quarter.
    Third quarter volumes were negatively impacted by planned and unplanned outages, with a resulting impact of approximately 1,200 boe per day. Major outages occurred at the non-operated Kaybob South and Keyera plants, with smaller non-operated outages in Saskatchewan. In addition, our third quarter volumes were impacted by minor property dispositions totalling approximately
1,000 boe per day in Northeastern Alberta, primarily natural gas.
    Looking forward to the fourth quarter, we are anticipating a number of outages that will impact production. We expect that each outage individually will not be significant and will impact production for only a few days. These turnarounds are designed to take advantage of the softness in natural gas prices prior to the winter heating season.

    Exploitation and Development

    Operational highlights during the third quarter reflect our continued
active exploitation and optimization program. We continued to target high quality opportunities, high graded from our growing inventory list of prospects. Specific program highlights include:

    <<
      -  The completion of our first ever operated multi-lateral horizontal
         Mannville CBM well in Corbett. This well validates a 21 section exploration license in the Mannville play and is expected to begin producing in 2008.

      -  Canetic followed its first quarter success in the Hoadley, Ferrybank area with an additional four well program targeting high quality glauconite and Ellerslie gas. This asset was acquired in the Samson deal and has yielded results that to date have exceeded
         expectations.
         One of our first wells, drilled in the first quarter of 2007, was brought on stream during the third quarter and is currently producing at approximately 1.8 mmcf/d. In addition, production tests from recent wells are encouraging with high initial test rates from multiple zones. We expect all wells from this program to be tied in and on stream by year-end, following the addition of incremental compression to handle the higher than planned rates.

      -  Canetic effectively brought on production two high rate oil wells in the Leitchville area of Southwest Saskatchewan. Production is from horizontal wells targeting the Lower Shaunavon formation and initial production volumes are strong from this medium crude reservoir. Following these successful tests, we have embarked on a larger drilling program through to the end of 2007.

      -  Canetic drilled an eight well oil program in Southern Alberta targeting medium crude from the Sunburst formation, six of which are currently on stream and producing.

      -  Canetic continued to have good success in the Greater Queensdale area of Southeast Saskatchewan with one horizontal well targeting the Alida formation. Initial production from the well was
         approximately 300 boe per day. Continued drilling in this region is planned, with a three well program planned for execution in the fourth quarter.

      -  Non-operated highlights include participation with Centrica in
         Mannville CBM wells in the Corbett area, participation with Conoco in Homeglen-Rimbey area targeting Leduc oil, and participation with
         Penn West and BP Amoco in the Pembina and Pine Creek areas targeting prolific gas production from the Glauconite and Bluesky formations.
    >>

    During the third quarter, Canetic drilled and cased 18 gross (16.7 net)operated wells while participating in 46 gross (10.7 net) non-operated wells. Operated wells consisted of 9 gross (8.8 net) oil wells, 8 gross (6.8 net) gas wells and 1 gross (1 net) CBM well. We are planning to drill approximately 12 to 14 operated wells over the remainder of the year, depending on well type and depth, focused primarily in the Leitchville and
Queensdale areas of Saskatchewan.
    Due to the strong crude oil prices and continued weakness in natural gas prices, Canetic will remain focused on our large inventory of oil prospects for the remainder of 2007 and into 2008. Areas of activity for the remainder of the year will be in Williston Basin and Southwest Saskatchewan targeting medium to light crude. Limited capital will be spent developing shallower natural gas opportunities until Canetic sees strengthening in the natural gas market. However, we expect to continue to develop and execute on our Hoadley natural gas program beginning in late 2007 or early 2008.

    <<
    Capital Expenditures

                                Three Months Ended         Nine Months Ended
                                      September 30              September 30
    -------------------------------------------------------------------------
    Capital Expenditures
     ($000s)                     2007         2006         2007         2006
    -------------------------------------------------------------------------
    Land                        3,582        3,812        7,527       12,615
    Geological and geophysical    (38)         154        2,112        2,109
    Drilling and completion    69,873       79,595      256,386      212,923
    Production equipment
     and facilities            14,614       20,863       59,253       29,566
    -------------------------------------------------------------------------
    Net development

     expenditures              88,031      104,424      325,278      257,213
    StarPoint acquisition           -            -            -    2,511,746
    Acquisition of
     property interests             -      967,204            -       967,204
    Property acquisitions      14,465        4,480       16,637       28,349
    Property dispositions      (6,005)           -      (55,768)      (5,000)
    -------------------------------------------------------------------------
    Net capital expenditures   96,491    1,076,108      286,147    3,759,512
    Office                      1,609        3,780        6,557        6,843
    Asset retirement
     obligation change in
     estimate                     593          767        2,086        2,239
    Capitalized compensation    2,785       (2,240)       8,884        4,414
    -------------------------------------------------------------------------
    Total capital
     expenditures             101,479    1,078,415      303,674    3,773,008
    -------------------------------------------------------------------------
    >>

    During the nine months ended September 30, 2007, expenditures for development activities totalled $325.3 million as compared to $257.2 million for the same period in 2006. A total of 188 gross (96.6 net) wells have been drilled, including 84 gross (41.1 net) natural gas wells and 92 gross (53.0 net) oil wells, 7 gross (1.0 net) service wells, and 5 gross (1.5 net) dry and abandoned wells. The increase in development expenditures reflects the inventory of locations associated with our asset base resulting from the acquisitions made in previous years and a decision by Canetic to become more focused on internal growth opportunities. Of the total wells drilled to
September 30, 2007, 69 gross (63.6 net) were operated by Canetic resulting in
46 gross (43.5 net) oil wells, 22 gross (19.1 net) natural gas wells, and 1 gross (1.0 net) dry and abandoned ("D&A") well. Canetic has also changed the profile of its operated drilling program in 2007 over 2006, targeting deeper more prolific horizons and consequently higher cost wells.
    During the nine months ended September 30, 2007, we completed net property dispositions totalling $55.8 million representing approximately 1,000 boe per day, primarily natural gas, in Northeast Alberta. Proceeds from the dispositions have been utilized to fund a portion of our 2007 capital expenditure program.

    COMMODITY PRICE RISK MANAGEMENT

    The prices we receive for petroleum and natural gas can fluctuate significantly due to supply and demand fundamentals which are influenced by weather patterns, the economic environment, or political uncertainty.
    Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of adverse commodity price movements, while retaining the opportunity to participate in favourable price movements. This practice is designed to allow us to generate stable funds flow for distributions and achieve positive economic returns on capital development and acquisition activities. Given appropriate market conditions we may hedge up to 50 percent of our production at any given time.
    For the nine months ended September 30, 2007 we have realized a gain on financial derivatives of $16.5 million compared to a loss of $12.8 million for the same period in 2006. During the third quarter 2007, we recorded a realized financial derivative gain of $12.2 million as compared to a gain of $0.8 million for the same period in 2006.
    The following commodity commitments have been put in place for the remainder of 2007 and beyond:

    <<
    -------------------------------------------------------------------------
                                                         Annual       Annual
                                                        Average      Average
    Commodity Contracts                    Q4 2007         2008         2009
    -------------------------------------------------------------------------
    Natural Gas
    -------------------------------------------------------------------------
    Fixed Price Volume (Gj/d)               20,000       11,667            -
    Fixed Price Average ($/Gj)         $      7.51  $      6.53            -
    Collars Volume (Gj/d)                   86,667       22,500            -
    Collar Floors ($/Gj)               $      6.92  $      7.00            -
    Collar Caps ($/Gj)                 $     10.74  $     11.23            -
    -------------------------------------------------------------------------
    Total Volume Hedged (Gj/d)             106,667       34,167            -
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Crude Oil
    -------------------------------------------------------------------------
    CDN Denominated Fixed Price
     Volumes (bbl/d)                         8,000          250            -
    CDN Denominated Fixed Price
     Average ($CDN/bbl)                $     67.26  $     72.20            -
    U.S. Denominated Fixed Price
     Volume (bbl/d)                          1,500            -            -
    U.S. Denominated Fixed Price
     Average ($US/bbl)                 $     48.11            -            -
    Collars Volume (bbl/d)                   6,000       12,000            -
    Collar Floors ($US/bbl)            $     58.00  $     64.17            -
    Collar Caps ($US/bbl)              $     80.76  $     81.49            -
    -------------------------------------------------------------------------
    Total Volume Hedged (bbl/d)             15,500       12,250            -
    -------------------------------------------------------------------------
    >>

    CANADIAN TAX LEGISLATION AFFECTING INCOME TRUSTS

    Under the SIFT Rules, certain of our future distributions that would have otherwise been deductible by the Trust for tax purposes will be subject to a special tax at a rate of 31.5 percent (the "Distribution Tax"). As expected, the Distribution Tax will not apply to the Trust until January 1, 2011.
Currently, the Trust has approximately $1.7 billion of tax pools that may be used to offset future taxes. In the period leading to 2011, our objective will be to preserve and maximize tax pools that will be available to reduce or defer the incidence of cash taxes in 2011 and subsequent years. Given our current tax pool position and our expectations for growth of these pools leading to 2011, we currently anticipate our effective tax rate will be significantly less than the 31.5 percent statutory rate in 2011 and subsequent years.

    <<

    Estimated Income Tax Pools ($000s)                    September 30, 2007
    -------------------------------------------------------------------------
    Undepreciated capital costs                                      561,600
    Canadian oil and gas property expense                            505,736
    Canadian exploration expense                                      23,390
    Canadian development expense                                     349,832
    Non-capital losses                                               270,960
    Other                                                             38,016
    -------------------------------------------------------------------------
    Total estimated income tax pools                               1,749,534
    -------------------------------------------------------------------------
    >>

    Please refer to the section of Canetic's Management's Discussion and
Analysis ("MD&A"), dated September 30, 2007, entitled "Income Taxes" for a more complete discussion of the potential impacts and changes anticipated to result from implementation of the SIFT Rules and related Distribution Tax.

    OUTLOOK

    Looking forward, we are very excited about the opportunity presented by our announced strategic combination with Penn West. Through this combination we will have created what we believe to be Canada's flagship energy trust and a world-class platform to compete in Canadian and global energy markets. The combination will form the largest conventional oil and natural gas trust in
North America and the dominant independent light oil producer in the Western
Canadian Sedimentary Basin with anticipated production in 2008 of over 200,000 boe per day and conventional proven plus probable reserves in excess of 800 million boe. The increased size of the combined entity will facilitate the future development of its extensive inventory of conventional and unconventional opportunities including the multi-billion barrel (discovered heavy oil resources in place) Peace River Oil Sands Project, coalbed methane, shale gas and enhanced oil recovery from some of Canada's largest legacy light oil pools.
    We anticipate that the larger size of the combined trust will not only increase the opportunity base for future growth but will also enhance the liquidity of its units on both the Toronto and New York stock exchanges, increase its weighting in major indices, including the S&P/TSX 60 Index, and lead to greater attention from both equity and income investors. We also expect that the increased liquidity and enhanced financial strength of the combined trust will enable meaningful expansion both domestically and outside
Canada as we look to position the trust for 2011 and beyond. At closing the combined trust will have tax pools in excess of $5.5 billion and safe harbour capacity for the issuance of new units under the undue expansion rules of approximately $8.7 billion in 2008 and approximately $15 billion in total.
    We believe that the combined trust will have the size and scale needed to develop and grow in today's dynamic market. The combination brings together two organizations with complementary strategies, asset bases and management teams which should translate into a strong shared future. We believe the combined trust will be greater than the sum of its parts and look forward to unlocking its potential and delivering upon the value proposition it represents for our unitholders.
    We encourage our unitholders to read all information pertaining to the strategic business combination (press releases, presentations and information circular). These items and additional information as it arises will be posted to our website at www.canetictrust.com. If you have any questions regarding released information please do not hesitate to contact our investor relations department at 1-877-539-6300.

    <<
    (signed)                           (signed)
    Jack C. Lee                        J. Paul Charron
    Chairman                           President & Chief Executive Officer

    November 8, 2007
    >>

    Canetic's complete third quarter 2007 unaudited Financial Statements and
Notes and Management's Discussion and Analysis ("MD&A") are available on
Canetic's website at www.canetictrust.com or on SEDAR at www.sedar.com or on
EDGAR at www.sec.gov.
    All references are to Canadian dollars unless otherwise indicated.
Natural gas volumes recorded in thousand cubic feet ("mcf") or million cubic feet ("mmcf") are converted to barrels of oil equivalent ("boe") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl"). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six (6) mcf: one (1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

    ADVISORY

    Certain statements contained in this news release constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of applicable securities law. These statements relate to future events or future performances. All statements other than statements of historical fact may be forward-looking statements. Statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.
    The use of any of the words "anticipate", "continue", "estimate",
"expect", "may", "will", "project", "could", "should", "believe", "intend",
"propose", "budget", and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.
We believe the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements are not guarantees of future performance and should not be unduly relied upon. These statements speak only as of the date of this news release.
    In particular, this news release contains or references documents containing forward-looking statements pertaining to the following: business strategies; production volumes; reserves volumes; drilling plans; expected outages and impact thereof; operating and other costs and expenses; commodity prices; future cash distribution levels and taxability; payout ratios; capital spending including timing, allocation and amounts of capital expenditures and the sources of funding thereof; sources of funding operations and distributions and the sufficiency thereof; estimates of funds flow from operations; royalty rates; interest rates; asset retirement obligations;
hedging and other risk management programs; debt levels, future tax treatment of income trusts such as the Trust and unitholders; the acquisition of Titan and strategic combination with Penn West and the benfits to be derived there from and timing thereof; income tax pools, and liquidity and financial capacity.
    The forward-looking statements contained in this news release and referenced documents are based on a number of expectations and assumptions that may prove to be incorrect. In addition to other assumptions identified in this news release and referenced documents, assumptions have been made regarding, among other things: that the Trust will continue to conduct its operations in a manner consistent with past operations; the continuance of existing (and in certain circumstances, proposed) tax and royalty regimes; the general continuance of current industry conditions; the accuracy of the estimates of the Trust's reserves volumes; the ability of Canetic to obtain equipment, services and supplies in a timely manner to carry out our activities; the ability of Canetic to market oil and natural gas successfully;
the timely receipt of required regulatory and other approvals; the ability of
Canetic to obtain financing on acceptable terms; currency, exchange and interest rates; future oil and gas prices; the failure of Canetic to obtain the required approvals for mergers and acquisitions and future cost assumptions. No assurance can be given that these factors, expectations and assumptions will prove to be correct.
    The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this news release and referenced documents: volatility in market prices for oil and natural gas; risks and liabilities inherent in oil and natural gas including operations, exploration, development, exploitation, production, marketing and transportation risks; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, and skilled personnel; incorrect assessments of the value of acquisitions;
geological, technical, drilling and processing problems; risks and uncertainties involving geology of oil and gas deposits; unanticipated operating results or production declines; fluctuations in foreign exchange, currency or interest rates, and stock market volatility; general economic conditions; changes in laws and regulations including but not limited to those pertaining to income tax, environmental and regulatory matters; changes in royalty rates including the implementation of "The New Royalty Framework" in
Alberta discussed above; failure to realize the anticipated benefits of acquisitions; health, safety and environmental risks; and the other factors described in Canetic's public filings from time to time (including under "Risk
Factors" in our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
    The forward-looking statements contained in this news release and referenced documents are expressly qualified by the following cautionary statement: Canetic undertakes no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

    NON-GAAP MEASURES

    Throughout this news release certain supplemental financial measures that are not specifically determined in accordance with GAAP are used to assist in analyzing the operations of the Trust. In addition to the primary measures of net earnings (loss) and net earnings (loss) per unit and cash flows from operating activities determined in accordance with GAAP, we believe that certain measures not determined in accordance with GAAP assist the reader in assessing performance and understanding the Trusts results. These non-GAAP measures as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with calculations of similar measures for other companies or trusts. These measures should not be considered alternatives to net earnings (loss) and net earnings (loss) per unit or cash flows from operating activities as calculated in accordance with GAAP.
    <<
      -  Funds flow from operations - defined as net earnings (loss) plus non-cash items before deducting changes in non-cash working capital and asset retirement costs incurred. We use this measure to analyze operating performance and leverage. This measure is an indicator of the Trust's ability to generate funds flow in order to fund distributions, working capital, principal debt repayments and capital expenditures. Readers should refer to the "Funds Flow From
         Operations" section of Canetic's MD&A for a reconciliation of funds flow from operations to net earnings (loss).

      -  Net debt - defined as long-term debt and working capital excluding financial derivatives. This measure is used to analyze liquidity and capital resources in order to meet the Trusts' financing needs to fund capital expenditures, acquisitions and short term funding needs. Readers should refer to the "Liquidity and Capital
         Resources" section of Canetic's MD&A for a reconciliation of net debt.

      -  Operating and cash netbacks - defined as revenue and expense items divided by production per boe per day. This measure is used throughout the Oil and Gas industry to analyze margin and cash flow on each boe of production. Readers should refer to the "Netbacks"
         section of Canetic's MD&A for the calculation of operating and cash netbacks.

      -  Total capitalization - defined as net debt including convertible debentures plus unitholders' equity. Similar to net debt, this measure is an indictor of the Trust's ability to analyze liquidity and capital resources in order to meet the Trust's financing needs to fund capital expenditures, acquisitions and short term funding needs. This measure is an indicator of overall Trust leverage. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust. Readers should refer to the
         "Liquidity and Capital Resources" section of Canetic's MD&A for a reconciliation of total capitalization.
    >>

    ADDITIONAL INFORMATION

    Additional information regarding the Trust and its business operations, including the Trust's Annual Information Form for the year ended December 31,
2006, is available on the Trust's SEDAR company profile at www.sedar.com or the EDGAR company profile at www.sec.gov.

    Canetic is one of Canada's largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the
trust units are listed on the New York Stock Exchange under the symbol CNE.

    <<
    CONSOLIDATED
    BALANCE SHEETS
                                                          As At        As At
                                                   September 30, December 31,
    ($CDN thousands) unaudited                             2007         2006
    -------------------------------------------------------------------------
    ASSETS
    Current Assets
      Accounts receivable                           $   228,946  $   261,498
      Prepaid expenses and deposits                      33,694       34,647
      Financial derivative asset (Note 11)               23,641            -
    -------------------------------------------------------------------------
                                                        286,281      296,145
    Property, plant and equipment, net of
     amortization (Note 5)                            4,370,061    4,597,654
    Goodwill (Note 3)                                   922,024      922,024
    Deferred financing charges, net of
     amortization (Note 2)                                    -        8,996
    Financial derivative asset (Note 11)                      -        6,157
    -------------------------------------------------------------------------
    Total assets                                    $ 5,578,366  $ 5,830,976
    -------------------------------------------------------------------------
    LIABILITIES AND UNITHOLDERS' EQUITY
    Current Liabilities
      Accounts payable and accrued liabilities      $   230,636  $   260,206
      Income taxes payable                               11,632       10,979
      Distributions payable                              43,720       51,933
      Convertible debentures (Note 6)                     6,863        1,697
      Financial derivative liability (Note 11)           25,204        1,124
    -------------------------------------------------------------------------
                                                        318,055      325,939
    Bank debt                                         1,374,002    1,289,678
    Convertible debentures, net of deferred
     transaction costs (Note 6)                         245,128      258,959
    Other long-term liabilities (Note 9)                  8,040        7,272
    Financial derivative liability (Note 11)              1,742            -
    Future income taxes (Note 14)                       549,296      250,339
    Asset retirement obligations (Note 7)               194,410      191,874
    -------------------------------------------------------------------------
                                                      2,690,673    2,324,061
    Commitments and guarantees (Note 13)
    UNITHOLDERS' EQUITY
    Capital (Note 8)                                  4,287,538    4,224,470
    Convertible debentures (Note 6)                       6,584        6,584
    Deficit (Note 10)                                (1,406,429)    (724,139)
    -------------------------------------------------------------------------
                                                      2,887,693    3,506,915
    -------------------------------------------------------------------------
    Total liabilities and unitholders' equity       $ 5,578,366  $ 5,830,976
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    See accompanying notes to consolidated financial statements.

    CONSOLIDATED STATEMENTS OF EARNINGS (LOSS), COMPREHENSIVE
    INCOME (LOSS) AND DEFICIT

                                Three Months Ended         Nine Months Ended
                                      September 30              September 30
    -------------------------------------------------------------------------
    ($CDN thousands except
     per unit amounts)
     unaudited                   2007         2006         2007         2006
    -------------------------------------------------------------------------
    REVENUE
      Petroleum and
       natural gas sales  $   346,092  $   368,502  $ 1,084,686  $ 1,060,053
      Royalty expense         (60,499)     (62,432)    (194,788)    (194,651)
    -------------------------------------------------------------------------
                              285,593      306,070      889,898      865,402
    -------------------------------------------------------------------------
    EXPENSES
      Operating                72,401       66,713      215,004      178,226
      Transportation            5,909        4,980       17,816       13,716
      General and
       administrative          12,891        9,628       41,396       28,163
      Interest on bank
       debt                    18,340       13,908       50,053       34,197
      Interest on
       convertible
       debentures               4,515        1,908       13,936        4,024
      Depletion,
       depreciation and
       amortization           179,043      168,639      531,267      469,129
      Accretion of asset
       retirement
       obligations (Note 7)     3,870        2,851       11,609        7,759
      (Gain) loss on
       financial
       derivatives
       (Note 11)               (2,347)     (73,297)      (8,115)     (66,928)
    -------------------------------------------------------------------------
                              294,622      195,330      872,966      687,848
    -------------------------------------------------------------------------
    Earnings before taxes      (9,029)     110,740       16,932      177,554
    Current income taxes
     (recovery)                   596        2,540        3,043        2,268
    Capital taxes               3,276        5,113        7,903        9,167
    Future income tax
     expense (recovery)
     (Note 14)                (28,599)         424      298,956      (78,614)
    -------------------------------------------------------------------------
                              (24,727)       8,077      309,902      (67,179)
    -------------------------------------------------------------------------
    NET (LOSS) EARNINGS AND
     COMPREHENSIVE (LOSS)
     INCOME                    15,698      102,663     (292,970)     244,733
    Deficit, beginning
     of period             (1,291,621)    (499,843)    (724,139)    (363,712)
    Distributions declared   (130,505)    (149,918)    (389,320)    (428,119)
    -------------------------------------------------------------------------
    Deficit, end of
     period               $(1,406,429) $  (547,098) $(1,406,429) $  (547,098)
    -------------------------------------------------------------------------
    Net (loss) earnings
     per unit (Note 12)
      Basic               $      0.07  $      0.49  $     (1.29) $      1.23
      Diluted             $      0.07  $      0.48  $     (1.29) $      1.21
    Weighted average units
     outstanding (Note 12)
      Basic                   228,328      210,226      227,389      199,640
      Diluted                 231,002      217,337      227,389      204,415
    -------------------------------------------------------------------------
    See accompanying notes to consolidated financial statements.

    CONSOLIDATED STATEMENTS
    OF CASH FLOWS

                                Three Months Ended         Nine Months Ended
                                      September 30              September 30
    -------------------------------------------------------------------------
    ($CDN thousands)
     unaudited                   2007         2006         2007         2006
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net (loss) earnings   $    15,698  $   102,663  $  (292,970) $   244,733
    Adjustments for:
      Unit-based
       compensation             1,606       (1,856)       6,048       16,814
      Depletion,
       depreciation and
       amortization           179,043      168,639      531,267      469,129
      Accretion of asset
       retirement
       obligations              3,870        2,851       11,609        7,759
      Unrealized (gain)
       loss on financial
       derivatives              9,827      (72,453)       8,342      (79,759)
      Future income tax
       expense (recovery)     (28,599)         424      298,956      (78,614)
      Accretion of
       deferred
       transaction costs          159            -          763            -
    Asset retirement
     costs incurred            (4,096)      (4,639)     (11,160)     (10,563)
    Changes in non-cash
     operating working
     capital                    4,654      (56,985)      21,128      (83,676)
    -------------------------------------------------------------------------
                              182,462      138,644      573,983      485,823
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Proceeds from
     (repayment of) bank
     debt                      31,264      329,224       84,324      479,747
    Proceeds from issuance
     of units, net of
     issue costs               30,087      453,016       51,466      469,366
    Proceeds from issuance
     of convertible
     debentures, net of
     issue costs                    -      220,800            -      220,800
    Distributions to
     unitholders             (130,017)    (144,859)    (397,534)    (416,974)
    -------------------------------------------------------------------------
                              (68,666)     858,181     (261,744)     752,939
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Acquisition of
     petroleum and natural
     gas properties           (14,465)      (4,480)     (16,637)     (28,349)
    Disposition of
     petroleum and natural
     gas properties             6,005            -       55,768        5,000
    Corporate acquisitions,
     net of cash                    -     (897,458)           -     (933,458)
    Capital expenditures     (105,036)     (94,887)    (351,370)    (281,955)
    -------------------------------------------------------------------------
                             (113,496)    (996,825)    (312,239)  (1,238,762)
    -------------------------------------------------------------------------
    Cash beginning and
     end of period        $         -  $         -  $         -  $         -
    -------------------------------------------------------------------------
    The Trust paid the
     following cash
     amounts:
      Interest paid       $    20,040  $    14,986  $    65,058  $    41,881
      Income and capital
       taxes paid         $     1,022  $     4,413  $     9,779  $    14,888
    -------------------------------------------------------------------------
    See accompanying notes to consolidated financial statements.
    >>

    %SEDAR: 00023165E          %CIK: 0001349237

    /For further information: or to receive a complete copy of Canetic's third quarter operating and financial results, including the MD&A and
Financial Statements free of charge, please visit our website at
www.canetictrust.com or contact Canetic investor relations by email at:
Info(at)canetictrust.com or toll free telephone at 1-877-539-6300/
    (CNE.UN. CNE)

CO:  Canetic Resources Trust

CNW 21:49e 08-NOV-07